FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of April 2004

                         Commission File Number: 0-30852
                                        -

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                            (C1038AAJ) Buenos Aires,
                                    Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F X         Form 40-F
                            ---                 ---


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes              No X
                            ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------.

                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed             Event and Summary                            Exhibit No.
April 2004      Press release, dated April 27, 2004,                    99.1
                announcing the completion by Banco de
                Galicia y Buenos Aires S.A. of its
                Exchange Offer and APE Solicitation
                for its 9% Notes due 2003 and
                Step Up Floating Rate Notes due 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GRUPO FINANCIERO GALICIA S.A.
                                          (Registrant)



    Date:  April 28, 2004                 By: /s/ Antonio Garces
                                             -----------------------------------
                                             Name:  Antonio Garces
                                             Title: Chief Executive Officer